UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PRESS
RELEASE

For media and investors only

Issued: 19 January 2022, London UK

Tony Wood appointed Chief Scientific Officer designate, GSK

●      Tony Wood to assume full accountability for GSK R&D in August 2022
●      Hal Barron to transition in August 2022 from CSO to a GSK Non-Executive Director with additional responsibilities to support R&D

GlaxoSmithKline plc (GSK) today announced the appointment of Tony Wood as Chief Scientific Officer (CSO) designate. Tony will assume full accountability for Research and Development (R&D) from current CSO, Dr Hal Barron, on 1 August 2022, after which Hal will remain on GSK's Board and become a Non-Executive Director, with additional responsibilities to support R&D.

Tony is a highly respected scientist and one of the world's pre-eminent chemists, with more than 30 years of experience working across diverse disciplines of R&D to deliver innovative medicines. He joined GSK from Pfizer in 2017, as Senior Vice President, Medicinal Science and Technology, and is responsible for all science and technology platforms supporting the discovery, clinical development and delivery of new medicines across GSK.

During his career Tony has led large-scale global organisations in drug discovery and development in multiple therapeutic areas, including immunology, oncology and infectious diseases. He has been pivotally involved in the launch of many new medicines at GSK, including Nucala, Blenrep, Jemperli, Cabenuva and most recently Xevudy. Tony has also been integral to delivering the recent improvements in GSK's R&D productivity and central to developing its R&D approach focusing on science of the immune system, human genetics and advanced technologies, notably building capabilities in functional genomics, artificial intelligence and machine learning.

Tony will assume full accountability for R&D across GSK's portfolio and pipeline from August 2022. After this, Hal will remain a member of GSK's Board transitioning to serve as a Non-Executive Director and a member of the Board's Science Committee for an initial period of three years. In addition to his Non-Executive responsibilities, Hal will also provide advice and support on scientific and asset development matters and will attend key R&D executive investment and advisory committees. He will also continue to engage with the scientific community, R&D partners and other companies, as required, in support of R&D and on behalf of GSK.

As announced by Altos Labs today, Hal will assume the position of CEO and Board Co-Chair of Altos Labs effective 1 August 2022. Altos Labs is a new, private biotechnology company based in the San Francisco Bay Area, with multiple global sites, and is focused on the biology of cellular rejuvenation programming with the goal of reversing disease.

Emma Walmsley, Chief Executive Officer said: "We are delighted to appoint Tony as our next CSO. He is an outstanding scientist who is highly respected inside and outside GSK. Tony has been a key partner to Hal in delivering our R&D approach, and with his experience and expertise across science, data and new technologies, he is perfectly placed to build on Hal's outstanding progress and to deliver value from our pipeline. Hal's appointment to Altos Labs is a unique opportunity for him and we are pleased that GSK will continue to benefit from his expertise at the Board and in support of R&D. Altogether, these changes provide us with a clear pathway for continued momentum in R&D to deliver our new ambitions for growth and scale impact for patients."

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RELEASE

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Hal Barron, Chief Scientific Officer said: "Tony will be an outstanding Chief Scientific Officer for GSK. I have worked closely with him for several years. I know him as a person and scientist of the highest quality. In the last four years we have significantly improved the quality and strength of the pipeline and our overall R&D productivity, delivering 13 major product approvals and more than doubling the number of assets in Phase III/registration to 23.  GSK now has a pipeline of 21 vaccines and 42 medicines - many of which offer potential best or first-in-class opportunities for patients and will drive growth at GSK well into the next decade. I'm very excited to remain part of GSK and to play a significant role within the company as I transition to a Non-Executive Board member and support Tony and the team to deliver on the promise of our pipeline."

Tony Wood, Chief Scientific Officer designate said: "I am honoured to have been asked to lead GSK's R&D. In the past few years, under Hal's leadership, we have made enormous progress to strengthen the pipeline and put in place an R&D approach that can improve the efficiency and success of medicine and vaccine development. With the progress already made, and together with the many talented people we have working in our R&D organisation, I am confident that we will deliver highly successful and much needed scientific innovation for patients in the years ahead."

Notes to Editors:

Tony Wood - Biography
Since joining GSK in 2017 as Senior Vice President, Medicinal Science and Technology, Tony has been responsible for all science and technology platforms supporting the discovery, clinical development and delivery of new medicines across GSK. He been instrumental in delivering new product launches, including Nucala, Blenrep, Jemperli, Cabenuva and Xevudy.

Tony has been integral in developing GSK's new R&D approach, building its new functional genomics and Artificial Intelligence/Machine Learning organisations. He has also driven numerous collaborations, including with the Laboratory for Genome Research, Adrestia and the Altius Institute.

In his earlier career at Pfizer, Tony created and led its first global Medicinal Chemistry organisation, supporting all small molecule discovery output from Pfizer's Research Units. Among many achievements, this group designed the antiviral molecules that led to the development of the SARS-CoV-2 medicine Paxlovid.

Tony also created and led Pfizer's first Medicinal Sciences organisation. In this role he was accountable for the design and development of medicines including the JAK1 inhibitor abrocitinib, JAK3 inhibitor ritlecitinib, and tofacitinib follow-on medicines. He was also responsible for the structure-based design of the Pfizer RSV vaccine, which is currently in phase III development. Prior to this, Tony co-led Pfizer's research for the antiviral therapeutic area. He invented maraviroc, a CCR5 antagonist for the treatment of HIV and Pfizer's first successful drug derived from high-throughput screening. It is one of the first examples of a genetically inspired medicine.

He has lived and worked in both the UK and the US and has made significant contributions to the field of medicinal chemistry, receiving numerous international awards. He is a member of the UK National Genomics Board and the Board of the Rosalind Franklin Institute. He is a Fellow of the Academy of Medical Sciences, a Fellow of the Royal Society of Chemistry, from whom he has also received an Honorary Fellowship, and a Fellow of the Royal Society of Biology. Tony was closely involved with the UK Government's COVID-19 planning, notably establishing the GSK/AstraZeneca/Cambridge University testing facility at the University's Anne McLaren Laboratory.

Tony has a BSc and PhD from the University of Newcastle, and was a postdoctoral fellow at Imperial College, London.

Appointment process
The appointment of Tony Wood as CSO from 1 August 2022 was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The appointment follows an extensive succession planning and selection process conducted by the Board, using an external search firm. This process, which included the interview of external and internal candidates, was overseen by the Board's Nominations & Corporate Governance Committee and the Science Committee.

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Hal Barron - transition to Non-Executive Director
Hal will receive his existing salary up to 31 July 2022, with a pro-rated bonus for 2022, and will retain all existing long-term incentive awards.

Hal's executive service contract will end on 31 July 2022. This will be replaced by a Letter of Appointment for his service as a non-independent Non-Executive Director with effect from 1 August 2022. The Board will appoint Hal as a member of the Science Committee with effect from that date.

In accordance with GSK's remuneration policy, Hal will receive the standard basic fee for a Non-Executive Director of £95,000 per annum and will be entitled to receive the intercontinental travel allowance.  Subject to shareholder approval at GSK's AGM in May 2022 he will also receive a further £200,000 per annum in respect of the additional responsibilities that he has agreed to undertake on behalf of GSK to support R&D.  Hal will be required to invest at least 25% of his fees in GSK shares to be held until his retirement from the Board.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

This announcement contains statements that are, or may be deemed to be, "forward-looking statements". GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's 2021 Q3 Results and any impacts of the COVID-19 pandemic.  GSK undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

This announcement contains inside information.  The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Brand names

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 19, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc